Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(b) of the Securities Act (British Columbia), Section 146(b) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

November 18, 2008

Item 3.

News Release

A news release announcing the material change was issued by Kimber on November 27, 2008 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company announced that it has received confirmation from the United States Securities and Exchange Commission that the shelf registration statement on Form F-3 filed in June 2008 for future public offerings of the Company’s common shares in the United States up to an aggregate offering price of US$20 million, has become effective as of November 18, 2008.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

KIMBER’S F-3 SHELF REGISTRATION STATEMENT BECOMES EFFECTIVE FOR FUTURE FINANCINGS IN THE UNITED STATES

November 27, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Alternext:KBX, TSX:KBR) received confirmation from the United States Securities and Exchange Commission that the registration statement on Form F-3, previously filed in June 2008, has become effective as of November 18, 2008.  This effective registration statement allows the Company to make public offerings of the Company’s common shares up to an aggregate offering price of US$20million in the United States for an indefinite period as long as the registration statement remains effective.  Equity securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf registration supplement.  The net proceeds from the sale of any offered equity securities would be used for exploration of the Company's Monterde, Pericones and Setago properties, advancement of the Carmen deposit, and for general corporate purposes, including financing potential future acquisitions and capital expenditures.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the equity securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Having completed a financing for C$5.0 million in September 24, 2008, Kimber’s management believes it is sufficiently financed to carry out its current plans for the next year and has no immediate plans to undertake a financing. As of November 26, 2008 cash and cash equivalents and working capital are each estimated to be C$6.35 million, with 94% of cash and cash equivalents invested in Canadian Government Treasury bills with a maturity of less than 60 days.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Gordon Cummings, President & CEO is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Ext. 103).

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 27th day of November, 2008.